# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0001072613-22-000433
Filed by CIK 0001917895
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- Growth Equity Opportunities 18 VGE, LLC (CIK 0001917895): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Liza Landsman (CIK 0001624108): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Peter W. Sonsini (CIK 0001559807): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,535,561; sole dispositive power 0; shared dispositive power 3,535,561; aggregate amount beneficially owned 3,535,561 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D originally filed on May 24, 2022 (the "Schedule 13D") and Amendment No. 1 thereto filed on September 12, 2022 ("Amendment No. 1"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

This Amendment No. 2 is being filed to report that the beneficial ownership of Common Stock of the Issuer by the Reporting Persons has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
Growth Equity Opportunities 18 VGE, LLC ("GEO"); NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE"), which is the sole member of GEO; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE"), which is the sole general partner of NEA 18 VGE; and NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and, together with NEA Partners 18 VGE, the "Control Entities"), which is the sole general partner of NEA Partners 18 VGE; and Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers"), and Liza Landsman ("Landsman") and Peter W. Sonsini ("Sonsini"). The Managers are the managers of NEA 18 VGE LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of GEO, NEA 18 VGE, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of GEO and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, NEA 18 VGE, GEO and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GEO and NEA 18 VGE LLC are limited liability companies organized under the laws of the State of Delaware. NEA 18 VGE and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Common Stock that were effected during the past 60 days by the Reporting Persons. Depending on market conditions and other factors, GEO and the other Reporting Persons may dispose of additional shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 18, 2025, GEO holds a total of 2,144,261 shares of Common Stock and has a right to acquire 1,391,300 shares of Common Stock upon the exercise of the GEO Preferred Warrant and the conversion of the 139,130 shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred") thereunder for a total deemed ownership of 3,535,561 (the "GEO Shares"). As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares. As members of NEA 18 VGE LLC, each of the Managers may be deemed to own beneficially the GEO Shares.

Each Reporting Person disclaims beneficial ownership of the GEO Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 43,818,011 shares of Common Stock, which include (i) the 42,426,711 shares of Common Stock reported by the Issuer to be outstanding as of August 7, 2025, on the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2025 and (ii) the GEO Preferred Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days:
On June 25, 2025, GEO elected to convert 104,426 GEO Preferred Shares into shares of Common Stock. As a result of such conversion and after giving effect to prior conversions of GEO Preferred Shares, GEO no longer holds any GEO Preferred Shares as of August 18, 2025.

On July 25, 2025, GEO completed open market sales as part of a series of public sales whereby GEO sold in the aggregate 150,000 shares of Common Stock. Schedule A attached hereto as Exhibit 2 describes all open market sales of the Issuer's Common Stock that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Landsman and Sonsini have ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock as a result of ceasing to be a manager of NEA 18 VGE LLC.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Schedule A: Transactions during the past 60 days.

Exhibit 3 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 4 - Power of Attorney on behalf of Liza Landsman regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/18/2025)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/18/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/18/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/18/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/18/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/18/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/18/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/18/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (08/18/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (08/18/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (08/18/2025)
- Liza Landsman: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Liza Landsman (08/18/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (08/18/2025)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (08/18/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (08/18/2025)
- Peter W. Sonsini: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Peter W. Sonsini (08/18/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (08/18/2025)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (08/18/2025)
Comment: This Amendment No. 2 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 3 and Exhibit 4.